UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 11)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,366,611
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,366,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,366,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,313,265
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,313,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Considerations

Item 4.Purpose of the Transaction

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

SCHEDULES
A
B

SIGNATURES

CUSIP No. 98607B106	SC 13D	Page 11

INTRODUCTORY NOTE

The following constitutes Amendment No. 11 (this “Amendment”) to the Schedule 13D filed by the undersigned on June 10, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 26, 2011, Amendment No. 2 to the Schedule 13D filed on September 7, 2011, Amendment No. 3 to the Schedule 13D filed on September 9, 2011, Amendment No. 4 to the Schedule 13D filed on October 16, 2012, Amendment No. 5 to the Schedule 13D filed on December 28, 2012, Amendment No. 6 to the Schedule 13D filed on May 17, 2013, Amendment No. 7 to the Schedule 13D filed on September 25, 2013, Amendment No.8 to the Schedule 13D filed on October 16, 2013, Amendment No.9 to the Schedule 13D filed on November 26, 2013 and Amendment No.10 to the Schedule 13D filed on March 26, 2014 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 2.   Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following.

This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of April 10, 2014, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Considerations

The last paragraph of Item 3 of the Schedule 13D is hereby replaced in its entirety by the following paragraph:

The Reporting Persons anticipate that an additional US$15.7 million will be required to fund the additional merger consideration as described in Item 4 below. The increased financing for the merger in connection with the increase in offer price contemplated by the Merger Agreement Amendment No. 1 (as defined below) will be funded by proceeds under the facility made available by CDB pursuant to the Facility Contract.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2014, the Company entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 1”) with Full Alliance, Parent and Merger Sub.  Pursuant to the Merger Agreement Amendment No. 1, (i) the Merger Consideration (as defined in the Merger Agreement) was increased from $6.69 to $7.10, (ii) the maximum amount of Company Expense (as defined in the Merger Agreement) was increased from US$2,000,000 to US$3,000,000, (iii) the definition of the Requisite Company Vote (as defined in the Merger Agreement) was amended so that instead of requiring, among other things, a majority of shares of Company Common Stock outstanding to vote in favor of approving the Merger Agreement, shares of Company Common Stock that are present in person or by proxy and voting for or against approval of the Merger Agreement shall be required for the approval of the Merger Agreement, and (iv) the Termination Date (as defined in the Merger Agreement) was extended from June 23, 2014 to September 22, 2014.  This summary of the Merger Agreement

CUSIP No. 98607B106	SC 13D	Page 12

Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment No. 1, which is attached hereto as Exhibit 99.2 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger Agreement Amendment No. 1, Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich (collectively, the “Investors”) entered into a first amended and restated interim investors agreement (the “First Amended and Restated Interim Investors Agreement”), pursuant to which the Investors, among other things, consented to Full Alliance, Parent and Merger Sub’s entering into the Merger Agreement Amendment No. 1.  This summary of the First Amended and Restated Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference in its entirety into this Item 4.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Merger Agreement Amendment No. 1 and the First Amended and Restated Interim Investors Agreement are incorporated herein by reference.

CUSIP No. 98607B106	SC 13D	Page 13

Item 7.   Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated April 10, 2014
Exhibit 99.2	Amendment No. 1 to the Agreement and Plan of Merger, by and among Full Alliance, Parent, Merger Sub and the Company, dated as of April 9, 2014
Exhibit 99.3	First Amended and Restated Interim Investors Agreement, by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated as of April 9, 2014

 SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY
The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship

*James P. Gorman	Chairman of the Board and Chief Executive Officer, Morgan Stanley	Australia and United States

*Erskine B. Bowles	Director	United States

*Howard J. Davies	Professor, SciencesPo	England

*Thomas H. Glocer	Director	United States

*Robert H. Herz	President, Robert H. Herz LLC	United States

*C. Robert Kidder	Director	United States

*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany

*Donald T. Nicolaisen	Director	United States

*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States

*James W. Owens	Director	United States

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States

*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan

*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States

*Rayford Wilkins, Jr.	Director	United States

Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States

Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States

Keishi Hotsuki	Chief Risk Officer	Japan

Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland

Ruth Porat	Executive Vice President and Chief Financial Officer	United States

James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President 1633 Broadway, New York, NY 10019 United States

Edmond Moriarty	Director 1585 Broadway, New York, NY 10036, United States

Kevin Klingert	Director 522 Fifth Avenue, New York, NY 10036, United States

Louis A. Palladino, Jr.	Vice President 1633 Broadway, New York, NY 10019 United States

Noel C. Langlois	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Arthur J. Lev	Director and Vice President 522 Fifth Avenue, New York, NY 10036, United States

*Christina Huffman	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Jason Koenig	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Scott William Moss	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Ella D. Cohen	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Craig Krasinski	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Matthew Paul Martin	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Sheri Lynn Schreck	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Robert Serafin	Vice President 201 Plaza Two, Jersey City, NY 07311, United States

Jyoti J. Mandalia	Treasurer 750 Seventh Avenue, New York, NY 10019, United States

* Dual citizenship - American and British

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is as provided below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West, Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Assistant Treasurer and Vice President	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036

*Edwin van Keulen	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Michael A. Henry	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Samantha Jennifer Cooper	Vice President	1585 Broadway New York, New York 10036

Scott William Moss	Vice President and Assistant Secretary	1221 Avenue of the Americas New York, New York 10020

Christopher H. Norris	Vice President	1585 Broadway New York, New York 10036

Karen A. Cassidy	Treasurer	750 Seventh Avenue New York 10019

**Brian Barrett	Vice President	1585 Broadway New York, New York 10036

* Citizenship - Dutch
** Dual citizenship - American and Irish

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The managing member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc. Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE
EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below. The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036

Karen A. Cassidy	Treasurer	750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10019

Christopher H. Norris	Vice President	1585 Broadway New York, New York 10036

*Citizenship - Dutch

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below. The business address of each of the director or executive officer is also set below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan K. Jones	Director	1585 Broadway New York, New York 10036

Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036

Choi Sung Min	Director	HungKuk Life Insurance Building 226 Shinmun-ro 1-Ga, Chongro-Ku Seoul 110-061, Republic of Korea

Karen A. Cassidy	Treasurer	750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10036

*Citizenship - Dutch

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  April 10, 2014.

MORGAN STANLEY

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated April 10, 2014
Exhibit 99.2	Amendment No. 1 to the Agreement and Plan of Merger, by and among Full Alliance, Parent, Merger Sub and the Company, dated as of April 9, 2014
Exhibit 99.3	First Amended and Restated Interim Investors Agreement, by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated as of April 9, 2014